UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009 and 2008

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________________________ to ___________________________

Commission file number 000-51372

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Omega Flex, Inc. 401(k) Profit Sharing Plan.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Omega Flex, Inc.
451 Creamery Way
Exton, Pennsylvania 19341-2504

This Annual Report, including exhibits, contains 19 pages, numbered sequentially, including this cover page.

Supplemental Information

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	15

*
The supplemental schedule included is presented for purposes of additional analysis and is not a required part of the basic financial statements but is required by the Employee Retirement Income Security Act of 1974 (“ERISA”). Other schedules required by section 2520.103-10 of the Department of Labor Rules and Regulations for reporting and disclosure under ERISA have been omitted because they are not applicable.

INDEPENDENT AUDITOR’S REPORT

To the Participants and Plan Administrator of
 the Omega Flex 401(k) Profit Sharing Plan:

We were engaged to audit the statements of net assets available for benefits of the Omega Flex 401(k) Profit Sharing Plan, (The Plan), as of December 31, 2009 and 2008 and the related statements of changes in net assets available for benefits for the years ended December 31, 2009 and 2008.  These financial statements and schedule referred to below are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for plan benefits for the year ended December 31, 2009 and 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Caturano and Company, P.C.
Caturano and Company, P.C.

Boston, Massachusetts
June 25, 2010

Omega Flex, Inc. 401(k) Profit Sharing Plan
Statements of Net Assets Available for Benefits
As of December 31, 2009 and 2008

	2009	2008
Assets:
Investments, at fair value:
Pooled separate accounts	$ 3,115,322	$ 2,174,389
Registered investment company	305,044	221,401
Omega Flex Inc. stock fund	115,654	121,501
Guaranteed income account	1,519,329	1,432,278
Participant loans	215,232	173,082
Total investments, at fair value	5,270,581	4,122,651

Receivables:
Participant contributions	5,678	-
Employer matching contributions	980	5,856
Employer profit sharing contributions	212,464	224,010
Total receivables	219,122	229,866

Net assets available for benefits	$ 5,489,703	$ 4,352,517

The accompanying notes are an integral part of these financial statements.

Omega Flex, Inc. 401(k) Profit Sharing Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2009 and 2008

	2009	2008
Additions/(reductions) to net assets attributed to:
Investment income:
Net appreciation (depreciation) in fair value of investments	$ 651,731	$ (1,160,761)
Interest on participant loans	12,635	17,444
Interest and dividend income	60,194	46,280
Total investment income (loss)	724,560	(1,097,037)

Contributions:
Employer contributions	270,410	295,989
Participant contributions	374,397	438,050
Rollover contributions	25,041	-
Total contributions	669,848	734,039

Total additions/(reductions)	1,394,408	(362,998)

Deductions from net assets attributable to:
Benefits paid directly to participants	252,032	451,095
Administrative expenses	5,190	4,498

Total deductions	257,222	455,593

Net increase (decrease) in net assets available for benefits	1,137,186	(818,591)

Net assets available for benefits
Beginning of year	4,352,517	5,171,108
End of year	$ 5,489,703	$ 4,352,517

The accompanying notes are an integral part of these financial statements.

Omega Flex, Inc. 401(k) Profit Sharing Plan
Notes to the Financial Statements
As of and For the Years Ended December 31, 2009 and 2008

1.	Plan Description

(a)	Organization

The Omega Flex, Inc. 401(k) Profit Sharing Plan (the “Plan”) is a defined contribution plan and was established effective January 1, 2005 for the benefit of employees of Omega Flex, Inc. (“Omega Flex” or “the Company”) and employees of its participating subsidiaries.  Participants in the Plan formerly participated in the Mestek Inc. Savings and Retirement Plan (“Mestek Plan”).  The Plan was formed in contemplation of the spin-off of the Company from its former parent corporation, Mestek, Inc., which took place on July 29, 2005.  The employees contributed to the Mestek Plan until May 2005, when contributions began to be directed to this Plan.  The majority of assets and account balances of the Omega Flex employees were transferred to the Plan from the Mestek Plan in December 2005.

The following description of the Plan provides only general information.  Participants in the Plan should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan has two components; a 401(k) account, and a profit sharing account.  All employees of the Company and its domestic subsidiaries are eligible to participate.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), (as amended) and the Internal Revenue Code (the “Code”).

(b)	Participants’ Contributions – 401(k) Account

Participating employees may contribute to the Plan after the first of the month following the beginning of their employment with the Company.  Participants are subject to automatic enrollment if no contrary election is made.  The automatic deferral amount is 2% of participant’s eligible compensation in year one and 3% beginning in the participant’s second year of participation.  Contributions are made through payroll deductions which may range from 1% to 50% (subject to Code limitations) of such participant’s earnings (as defined), on a before-tax basis, an after-tax basis, (for year 2005 only), or a combination thereof.  Participants who are at least age 50 or older during a Plan year may make an additional “catch-up contribution” up to a specified dollar amount on a before-tax basis (subject to Code limitations).

The Plan accepts eligible rollover contributions from participants.  If a participant has been a participant in another qualified plan, such participants may transfer his or her eligible account balance into the Plan.

(c)	Company Contributions – 401(k) Account

To be eligible for a Company matching contribution, a participant must have completed one year of service.

Matching contributions made by the Company are equal to 25% of the first 6% of such participants’ earnings contributed to the Plan, such that there will be no matching contributions in excess of 1.5% of a participant’s earnings for the Plan year.

For purposes of participant contributions and matched contributions, earnings are defined by the Plan document.

Omega Flex, Inc. 401(k) Profit Sharing Plan
Notes to the Financial Statements
As of and For the Years Ended December 31, 2009 and 2008

(d)	Company Contributions – Profit Sharing Account

On an annual basis, the Company determines whether to make a discretionary Profit Sharing contribution to each eligible participant’s account (eligible participant is an employee that has completed one year of service), and determines the amount of such contribution.  To receive Profit Sharing contributions for a given year, the participants must work at least 1,000 hours of service, as defined, during the Plan year. Effective January 1, 2010 participants must be employed by the Company on the last day of the year to be eligible for the Profit Sharing contribution.

For the years ended December 31, 2009, and 2008, the Company made a contribution of 3% of each eligible participant’s earnings, to a maximum of $245,000 and $230,000 respectively, of earnings as set by Section 415 of the Code.  For those participants who had earnings above the Social Security Wage Base, as defined ($106,800 for 2009 and $102,000 for 2008), a contribution of 6% of earnings was also made for those earnings in excess of  the Social Security Wage Base, but below the Section 415 limitation (i.e. for 2009, a 6% contribution on earnings between $106,800 and $245,000 and for 2008, a 6% contribution on earnings between $102,000 and $230,000).

(e) Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions, Plan earnings and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(f)	Vesting

Participant contributions and rollover contributions, and earnings or losses thereon are fully vested at all times.  Employer contributions and earnings or losses thereon are vested as follows:

Number of Years of Credited Service	Vesting Percentage

Less than 1 year	0%
1 year	0%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 or more years	100%

    (g) In-Service and Hardship Withdrawals

While a participant is employed with the Company, a participant may make withdrawals in cash of amounts applicable to participant and employer contributions and earnings or losses thereon, subject to certain restrictions.  A participant can take hardship withdrawals (certain medical expenses, purchase of a principal residence, tuition payment for post-secondary education, and payments to prevent eviction from a primary residence) as defined in the Plan document.  A participant’s hardship withdrawal will preclude the participant from making additional employee before-tax contributions to the Plan for a six-month period after the hardship withdrawal.  Participant before-tax contributions and matching contributions can be withdrawn after attainment of age 59 1/2.  Company matching contributions (Mestek Plan) made before January 1, 2001 and participant after-tax contributions can also be withdrawn.

Omega Flex, Inc. 401(k) Profit Sharing Plan
Notes to the Financial Statements
As of and For the Years Ended December 31, 2009 and 2008

(h)	Benefit Payments

A participant’s account balance under the Plan may be distributed upon retirement in one of two ways (as defined by the Plan document): lump-sum distribution, or in monthly installments over the shorter 15 years or the participant’s life expectancy, as elected (subject to limits imposed by the Internal Revenue Code).

Upon death, disability, or termination of employment, a participant (or the participant’s beneficiary) with $1,000 or more in vested benefits may elect to receive a lump-sum distribution equal to the participant’s vested account balance.  A participant with less than $1,000 in vested benefits may elect a rollover to another qualified plan.  If no choice is made, the Plan will automatically payout their vested distribution in a lump-sum.

(i) Participant Loans

An eligible participant may borrow up to 50 percent of the value of his or her vested before-tax and after-tax account balance, subject to a minimum of $1,000 and a maximum of $50,000 reduced by the highest loan balance outstanding during the prior 12 months.  Loans for the purchase of a “principal residence” must be repaid in one to 15 years, at the participant’s option.  Loans for all other purposes must be repaid in one to five years, at the participant’s option.  These loans are made at the prevailing market interest rates equal to prime rate plus one percent.  In 2009 and 2008, the applicable loan rates ranged from 4.25% to 9.25%.  No more than one loan from the Plan to a participant shall be permitted at any time.  All principal and interest payments made by the participant are credited back to the participant’s account.

(j) Plan Expenses

The Company currently pays administrative expenses of the Plan, with the exception of certain asset based investment fees and loan origination fees.  However, the Company has the right to charge future expenses to the Plan.

2.	Summary of Significant Accounting Policies

(a) Basis of Presentation and Use of Estimates

The accompanying financial statements have been prepared on the accrual basis in conformity with accounting principles generally accepted in the United States of America (“GAAP”) as applied to defined contribution plans and in accordance with the terms of the trust agreement.

As described in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 962, Plan Accounting – Defined Contribution Plans, investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  As required, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts.  The contract is an insurance company issued general account backed group annuity contract.  There are not any specific securities in the general account that back the investments in this account.  All transactions are at contract value, including discontinuance of the contract.  Therefore, fair value is equal to contract value for this investment and no adjustment to fair value is required.

Omega Flex, Inc. 401(k) Profit Sharing Plan
Notes to the Financial Statements
As of and For the Years Ended December 31, 2009 and 2008

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of additions and deductions during the reporting periods.  These significant estimates include the fair values of investments.  Actual results could materially differ from those estimates.

(c)	Investment Valuation and Income Recognition

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 3 for discussion of fair value measurements.

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is accrued when earned.  Dividend income is recorded on the ex-dividend date.  Net appreciation or depreciation in the fair value of investments consists of the realized gains or losses and the unrealized appreciation or depreciation of those investments.

(d)	Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

(e)	Payment of Benefits

Benefits are recorded when paid.

(f)	Forfeitures

Forfeitures of terminating participants are used to pay for Plan expenses or company match.  As of December 31, 2009 and 2008, there were $9,934 and $927, respectively, in unallocated forfeitures available to reduce Plan expenses and/or Company contributions.  For the year ended December 31, 2009, $3,058 was used to reduce the Company’s contribution and $0 was used to reduce Plan expenses.

(g)	Recent Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update (“ASU”) No. 2010-06, Improving Disclosures about Fair Value Measurements (ASU 2010-06), which primarily requires new disclosures related to the levels within the fair value hierarchy. An entity will be required to disclose significant transfers in and out of Levels 1 and 2 of the fair value hierarchy, and separately present information related to purchases, sales, issuances and settlements in the reconciliation of fair value measurements classified as Level 3. In addition, ASU 2010-06 will amend the fair value disclosure requirement for pension and postretirement benefit plan assets to require this disclosure at the investment class level. ASU 2010-06 will be effective for interim and annual reporting periods beginning after December 15, 2009, except for the

Omega Flex, Inc. 401(k) Profit Sharing Plan
Notes to the Financial Statements
As of and For the Years Ended December 31, 2009 and 2008

disclosures related to purchases, sales, issuances and settlements for Level 3 fair value measurements, which are effective for reporting periods beginning after December 15, 2010. The Plan will include the disclosures as required by ASU 2010-06 in the notes to the Plan’s financial statements effective January 1, 2010, except for the disclosures related to Level 3 fair value measurements, which will be included in the notes to the Plan’s financial statements effective January 1, 2011.

(h) Subsequent Events

During 2010, the Plan was amended and restated to incorporate previous amendments; to comply with statutory and regulatory requirements; and to make certain administrative changes to the Plan, see Note 1.  The Company evaluated subsequent events through the date when financial statements were issued.

3.	Fair Value Measurements

The Plan uses FASB ASC 820, Fair Value Measurements and Disclosures (“ASC 820”) (formerly FASB Statement No. 157, Fair Value Measurements).  FASB ASC 820 introduces a framework for measuring fair value and expands required disclosure about fair value measurements of assets and liabilities.  FASB ASC 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2:	Inputs to the valuation methodology include:

• Quoted prices for similar assets or liabilities in active markets;

• Quoted prices for identical or similar assets or liabilities in inactive markets;

• Inputs other than quoted prices that are observable for the asset or liability;

• Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

In April 2009, the FASB issued a FASB Staff Position (“FSP”) on Statement of Financial Accounting Standards (“SFAS”) 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly, which was included in Subtopic 820-10-35 in the FASB Codification. ASC 820-10-35 provides guidance regarding how to determine whether there has been a significant decrease in the volume and level of activity for the asset or liability when compared with normal market activity for the asset or liability.  In such situations, an entity may conclude that transactions or quoted prices may not be determinative of fair value, and may

Omega Flex, Inc. 401(k) Profit Sharing Plan
Notes to the Financial Statements
As of and For the Years Ended December 31, 2009 and 2008

adjust the transactions or quoted prices to arrive at the fair value of the asset or liability.  ASC 820-10-35 also requires disclosures of the breakdown of debt and equity investments by major category based on nature and risks of the investments.  This new guidance within ASC 820 is effective for interim and annual reporting periods ending after June 15, 2009, and must be applied prospectively. The Plan adopted this new guidance effective for Plan year 2009. The adoption did not have an impact on the Plan’s financial statements.

In September 2009, the FASB issued ASU No. 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2009-12), which amends the Fair Value Measurements and Disclosures Topic of the FASB ASC to permit the use of net asset value per share, without further adjustment, to estimate the fair value of investments in investment companies that do not have readily determinable fair values. The net asset value per share must be calculated in a manner consistent with the measurement principles of the Financial Services – Investment Companies Topic of the FASB ASC and can be used by investors in investments such as hedge funds, private equity funds, venture capital funds and real estate funds. If it is probable the investment will be sold for an amount other than net asset value, the investor would be required to estimate the fair value of the investment considering all of the rights and obligations of the investment and any other market available data. In addition, the amendments require enhanced disclosure for the investments within the scope of this accounting update. The accounting guidance in ASU 2009-12 is effective for periods ending after December 15, 2009, and early adoption is permitted. The adoption did not have a material impact on the Plan’s Statements of Net Assets Available for Benefits or the statements of changes in net assets or benefits.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in methodologies used at December 31, 2009 and 2008.

Pooled separate accounts:	Valued at the quoted redemption values of the participation units owned by the Plan on the last day of the Plan year based on the value of the underlying investments.
Registered investment company:	Valued by obtaining quoted prices on nationally recognized exchanges
Omega Flex, Inc. stock fund:
Valued at its year-end unit closing price (comprised of the year-end market price of shares of Omega Flex, Inc. common stock owned by Omega Flex, Inc. Stock Fund plus cash invested in money market fund assets.)

Guaranteed Income Account:
Valued at contract value, which approximates fair value (See Note 4).  Investment contracts held in the Guaranteed Income Fund of Prudential Retirement Insurance Company are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

Participant loans:	Valued at amortized cost, which approximates fair value.

Omega Flex, Inc. 401(k) Profit Sharing Plan
Notes to the Financial Statements
As of and For the Years Ended December 31, 2009 and 2008

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
Pooled separate accounts:
Equity funds	$ -	$ 1,658,567	$ -	$ 1,658,567
Fixed income funds	-	501,136	-	501,136
Target date funds	-	940,594	-	940,594
Other funds	-	15,025	-	15,025
Total pooled separate accounts	$ -	$ 3,115,322	$ -	$ 3,115,322

Registered investment company	$ 305,044	$ -	$ -	305,044
Omega Flex Inc. stock fund	-	115,654	-	115,654
Guaranteed income account	-	-	1,519,329	1,519,329
Participant loans	-	-	215,232	215,232
Total assets at fair value	$ 305,044	$ 3,230,976	$ 1,734,561	$ 5,270,581

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
Pooled separate accounts:
Equity funds	$ -	$ 1,143,342	$ -	$ 1,143,342
Fixed income funds	-	403,067	-	403,067
Target date funds	-	619,907	-	619,907
Other funds	-	8,073	-	8,073
Total pooled separate accounts	$ -	$ 2,174,389	$ -	$ 2,174,389

Registered investment company	$ 221,401	$ -	$ -	$ 221,401
Omega Flex Inc. stock fund	-	121,501	-	121,501
Guaranteed income account	-	-	1,432,278	1,432,278
Participant loans		-	173,082	173,082
Total assets at fair value	$ 221,401	$ 2,295,890	$ 1,605,360	$ 4,122,651

Omega Flex, Inc. 401(k) Profit Sharing Plan
Notes to the Financial Statements
As of and For the Years Ended December 31, 2009 and 2008

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2009 and 2008:

	Guaranteed Income Account	Participant Loans
Balance, beginning of year 2008	$ 969,469	$ 230,645
Realized gains	38,906	-
Unrealized gains/(losses) relating to instruments still held at the reporting date	-	-
Purchases, sales, issuances and settlements (net)	423,903	(57,563)
Balance, end of year 2008	$ 1,432,278	$ 173,082

Realized gains	47,575	-
Unrealized gains/(losses) relating to instruments still held at the reporting date	-	-
Purchases, sales, issuances and settlements (net)	39,476	42,150
Balance, end of year 2009	$ 1,519,329	$ 215,232

4. Investments

(a)  Investment Balances

The Plan’s investments, that exceed 5% of net assets available for benefits, consisted of the following at December 31, 2009:

2009

Core Plus Bond/PIMCO Fund	$ 391,549
Goldman Sachs Structured Large Cap Growth A Fund	305,044
Guaranteed Income Fund	1,519,329
Large Cap Value/AJO Fund	351,604
Retirement Goal 2030 Fund	330,208
Retirement Goal 2040 Fund	282,014
Large Cap Blend/Victory Fund	294,554

The Plan’s investments, that exceed 5% of net assets available for benefits, consisted of the following at December 31, 2008:

2008

Core Plus Bond/PIMCO Fund	$ 335,653
Goldman Sachs Structured Large Cap Growth A Fund	221,401
Guaranteed Income Fund	1,432,278
Large Cap Value/AJO Fund	264,435
Retirement Goal 2030 Fund	232,569

Omega Flex, Inc. 401(k) Profit Sharing Plan
Notes to the Financial Statements
As of and For the Years Ended December 31, 2009 and 2008

(b)  Net Appreciation (Depreciation) in Fair Value of Investments

During 2009 and 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year), appreciated (depreciated) in fair values as follows:

	2009	2008
Quoted prices in an active market:
Registered investment company	$ 70,091	$ (146,197))

Assets valued based upon Estimated Fair Value:
Omega Flex, Inc. Stock Fund	(47,263)	32,111
Pooled separate accounts	628,903	(1,046,675)
	581,640	(1,014,564)

Subtotal	$ 651,731	$ (1,160,761)

(c)  Guaranteed Investment Contract

Prudential Contract
The Plan participates in the Prudential Guaranteed Income Fund (GIF), which by definition is considered to be a guaranteed investment contract, or GIC.  The contract is an insurance company issued general account backed group annuity contract.  There are not any specific securities in the general account that back the investments in this account.  All transactions are at contract value, including discontinuance of the contract.  Therefore, fair value is equal to contract value for this investment and no adjustment to fair value is required.  In certain instances when total distributions or transfers in the GIF within a calendar year exceed pre-determined thresholds, transactions in the GIF may face certain restrictions, in accordance with the contract terms.  This could potentially result in the GIF not being fully benefit-responsive in certain instances.

As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to guaranteed investment contract.  Contract value as reported to the Plan by Prudential, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative fees.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their account balances at contract value.

Interest is credited on contract balances using a single “portfolio rate” approach.  Under this methodology, a single interest crediting rate is applied to all contributions made to the product regardless of the timing of those contributions.  Interest crediting rates are reviewed on a semi-annual basis for resetting.

When establishing interest crediting rates for this product, Prudential considers many factors, including current economic and market conditions, the general interest rate environment and both the expected and actual experience of a reference portfolio within the issuer’s general account.  These rates are established without the use of a specific formula.  The minimum credit rate under the contract is 1.50%.  The average earnings yield and average credit rate for 2009 were both 2.30%.  The average earnings yield and average credit rate yield for 2008 were both 3.20%.

Omega Flex, Inc. 401(k) Profit Sharing Plan
Notes to the Financial Statements
As of and For the Years Ended December 31, 2009 and 2008

For the period presented, the average earnings yield is calculated by dividing the earnings to the Plan on the last day of the Plan year by the end of the Plan year fair value and then annualizing the result.  The average crediting rate yield is calculated by dividing the earnings credit to the participants on the last day of the Plan year by the end of the Plan year fair value and then annualizing the result.  As a result of current stable value product construction, no adjustments will be required to mediate between the average earnings credited to the Plan and the average earnings credited to the participants.

Key factors that could influence future average interest crediting rate include, but not limited to: participant directed cash flows; changes in interest rates; total return performance of the underlying the contract; or default or credit failure of any of investment contracts, or other investments held in the Plan.

5. Omega Flex, Inc. Stock Fund
All fund options within the Plan are intended to be participant directed, which means that each participant may invest his or her contributions, and any Company matching contributions in any one of the investment funds offered under the Plan from time to time.  In addition to a number of funds offered by the Plan trustee, participants may elect to invest some of their contributions in an Omega Flex, Inc. stock fund that invests primarily in the common stock of Omega Flex, Inc.

6. Party-in-Interest Transactions

The Omega Flex, Inc. Stock Fund holds shares of Omega Flex, Inc. common stock.  The Plan also permits participant loans.  In addition, the Plan invests in pooled separate accounts and a Guaranteed Income Fund managed by Prudential Retirement Insurance and Annuity Company (“Prudential”), an affiliate of Prudential Bank & Trust, FSB.  Prudential is the custodian and record-keeper of the Plan.  Prudential Bank & Trust, FSB is the trustee of the Plan.  These transactions qualify as party-in-interest transactions.

7. Fund Management

Under the terms of a trust agreement the Plan assets are held and managed by Prudential Bank & Trust, FSB (“PBT”, or the “Trustee”).  PBT has full discretionary power over investments options in the Plan subject to the limitations thereon imposed by the investment objectives of the various funds and the provisions of ERISA.  The Plan Administrator has full authority to control and manage the operation and administration of the Plan.

8. Plan Termination

The Plan has no termination date and it is the Company’s current intention to continue the Plan indefinitely.  However, the Company may terminate, amend, modify or suspend the Plan at any time subject to the provisions of ERISA.  In the event of a Plan termination, participants would become fully vested in the balance of their accounts and the Plan assets would be distributed in accordance with the terms of the Plan.

9. Tax Status of the Plan

The Internal Revenue Service issued an advisory letter on April 17, 2002, which stated that the Volume Submitter Plan document adopted by Transamerica qualifies under the provisions of Section 401(a) of the Code and therefore, is exempt from federal income taxes under provisions of Section 501(a) of the Code.  The Plan and its related Trust have adopted this Volume Submitter Plan.  The Plan has been amended since receiving the advisory letter, however the Company believes that the Plan is designed and is currently being operated in compliance with applicable requirements of the Code and ERISA.

Omega Flex, Inc. 401(k) Profit Sharing Plan
Notes to the Financial Statements
As of and For the Years Ended December 31, 2009 and 2008

The investment agreement issued by Prudential is a group annuity contract that funds benefits for plans qualified under Section 401(a) of the Internal Revenue code and is designed to comply with state insurance department standards.

10. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 as of December 31:

	2009	2008

Net assets available for plan benefits per the financial statements	$ 5,489,703	$ 4,352,517
Total receivables	(219,122))	(229,866))
Net assets available for plan benefit per Form 5500	$ 5,270,581	$ 4,122,651

The following is a reconciliation of net increase (decrease) per the financial statements to the Form 5500 for the years ended December 31:

	2009	2008

Net increase (decrease) per the financial statements	$ 1,137,1866	$ (818,591)
Changes in total receivables	10,7447	(15,924)
Net increase (decrease) per Form 5500	$ 1,147,9307	$ (834,515)

Omega Flex, Inc. 401(k) Profit Sharing Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2009

EIN: 23-1948942 Plan #: 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest collateral, par or maturity value	(e) Current value
	Pooled separate accounts:
*	Prudential	Core Plus Bond/PIMCO Fund	$ 391,549
*	Prudential	Small Cap Value/Kennedy Capital Fund	270,368
*	Prudential	Small Cap Growth/Essex Fund	177,846
*	Prudential	Mid Cap Growth/Time Square Fund	174,846
*	Prudential	Mid Cap Value/CRM Fund	149,740
*	Prudential	Large Cap Value/AJO Fund	351,604
*	Prudential	International Blend/Munder Capital Fund	239,609
*	Prudential	Large Cap Blend/Victory Fund	294,554
*	Prudential	Retirement Goal 2030 Fund	330,208
*	Prudential	Hi Yield Bond/Caywood-Scholl Fund	109,587
*	Prudential	Retirement Goal 2020 Fund	62,126
*	Prudential	Retirement Goal 2050 Fund	91,410
*	Prudential	Retirement Goal 2040 Fund	282,014
*	Prudential	Retirement Goal 2010 Fund	160,682
*	Prudential	Retirement Goal Income Fund	14,154
*	Prudential	Sun America Water 2020 Fund	12,002
*	Prudential	Sun America Water 2015 Fund	3,023
			3,115,322
	Registered investment company:
*	Goldman Sachs	Structured Large Cap Growth A Fund	305,044

	Group annuity contract
*	Prudential	Guaranteed Income Fund	1,519,329

	Separate account
*	Omega Flex, Inc. Stock Fund	Company stock separate account	115,654

*	Participant loans	Interest Rates from 4.25% to 9.25% with maturities through December 2014.	215,232

			$ 5,270,581

* Represents a party-in-interest to the Plan.
“Cost” is not required as all the investments are participant-directed.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Omega Flex, Inc. 401(k) Profit Sharing Plan

By: /s/ Geri Glazer
Geri Glazer Plan Administrator
June 25, 2010